United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Mary Mast, Staff Accountant
Division of Corporate Finance
Telephone Number: (202)551-3613
Fax Number: (202)772-9217

Re:          Intellect Neurosciences, Inc.
Form 10-KSB for the Year Ended June 30, 2008
Form 10-Q for the quarterly period ending September 30, 2008
            File No. 333-128226

VIA EDGAR AND FACSIMILE

February 26, 2009

Dear Ms. Mast:

On behalf of Intellect Neurosciences, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter dated February 12, 2009 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission to Mr. Elliot Maza, President and Chief Financial Officer of the Company.

Form 10-KSB for the year ended June 30, 2008

Research and Development Costs, page 34

1.  STAFF COMMENT: Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under Section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
 http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please discuss in Management’s Discussion and Analysis for each of your major research and development projects the costs incurred during each period and to date on the project.

COMPANY RESPONSE:
In response to the Staff’s requested revisions as set forth in the Comment Letter, the Company filed an amended report on Form 10-KSB/A on the date hereof (the “Amended 10-KSB Filing”) to amend the Company’s Form 10-KSB filed November 6, 2008 and as amended by a Form 10-KSB/A filed November 7, 2008 (collectively, the “Original 10-KSB Filing”).  A conformed copy of the Amended Filing is being filed herewith. Management’s Discussion and Analysis in the Amended 10-KSB Filing revises the Management’s Discussion and Analysis in the Original 10-KSB Filing to show, with respect to each of the Company’s major research and development projects, the costs incurred during each period and to date on the project. Also, the revised Management’s Discussion and Analysis includes additional disclosure for the Company’s major R&D projects regarding the current status, and the estimated completion dates, completion costs and capital requirements.

Financial Statements

2.  STAFF COMMENT: Please tell us how you calculated the $33,648,202 gain on the derivative instruments and why the derivative instrument is only $2,001,556 on the balance sheet. Provide us a reconciliation of the $33,648,202 to the gains discussed in Note 10 to the financial statements. Also, please tell us why Item 6A on page 41 does not presume a change of this magnitude.

COMPANY RESPONSE:	In response to the Staff’s request in Item 2 of the Comment Letter regarding the calculation of the gain on derivative instruments, the Company provides the following supplemental information:

The Company calculated the gain on derivative instruments by using a Black Scholes option pricing model, which takes into account the Company’s quoted stock price on each measurement date. As the value of our stock declined during the fiscal year, the value of our derivatives, which contain a fixed conversion price (subject to adjustments not relevant here), and resulting liability declined accordingly. This decline in value of the derivative liability resulted in gain recognition for financial accounting purposes. Our calculations and analysis, including a calculation of the fair value of the derivatives as of June 30, 2008, are attached hereto as Exhibit A and hereby submitted to the Staff as supplemental materials.

In response to the Staff’s request in Item 2 of the Comment Letter, the Company states that Item 6A of the Amended 10-KSB Filing has been amended to expand the disclosure of the impact of stock price changes on gain or loss on derivatives in light of the significant change in the Company's stock price in the fiscal year ended June 30, 2008.

Item 8A. Controls and Procedures, page 43.

3.  STAFF COMMENT:  It does not appear that your management has completed its assessment of internal control over financial reporting as of June 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears that you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet reported its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•	the Commission’s release Amendment to Rules Regarding Management’s Report on Internal You can find this release at:
http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at:

http://www.sec.gov/rules/interp/2007/33-8010.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at:
(http://www.sec.gov/info/smallbus/404guide.shtml).

COMPANY RESPONSE:
In response to the Staff’s request in Item 3 of the Comment Letter, the Company states that the Company intends to complete its evaluation and assessment of internal control over financial reporting as of June 30, 2008 by March 31, 2009 and to amend the Amended Filing accordingly at such time.

4. STAFF COMMENT:  In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting and your failure to file your Form 10-KSB in a timely manner impact its conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2008 covered by the report and revise your disclosure as appropriate.

COMPANY RESPONSE:
In response to the Staff’s request in Item 4 of the Comment Letter, the Company states that the Company has in place appropriate controls and procedures to ensure timely and accurate disclosure of material events affecting the Company. These controls and procedures include weekly management and employee meetings to discuss material events and frequent updates to the Board and Audit Committee.

The Company’s management has considered its failure to complete its report on internal controls over financial reporting and the Company’s failure to file its Form 10-KSB in a timely manner and determined that these events do not impact its conclusion that the Company’s disclosure controls and procedures were effective as of June 30, 2008.

5. STAFF COMMENT: Please update your certification pursuant to Item 601(b)(31) of Regulation S-B.

COMPANY RESPONSE:
In response to the Staff’s request in Item 5 of the Comment Letter, the Company states that the Company has updated its certifications with respect to the Amended Filing filed on the date hereof.  Further, the Company intends to complete its evaluation and assessment of internal control over financial reporting as of June 30, 2008 by March 31, 2009 and to amend the Amended Filing, including the certifications provided pursuant to Item 601(b)(31), accordingly at such time.

6. STAFF COMMENT: Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to available themselves of the rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at:
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

COMPANY RESPONSE:
In response to the Staff’s request in Item 5 of the Comment Letter, the Company states that it is aware of the impact of the failure to complete management’s assessment and acknowledges the Staff's comment.

Form 10-Q for the quarterly period ending September 30, 2008

Item 4. Controls and Procedures, page 18.

7. STAFF COMMENT: Please amend your filing to assess the effectiveness of your disclosure controls and procedures as of the end of the period. Refer to Item 307 of Regulation S-K.

COMPANY RESPONSE:
In response to the Staff’s requested revisions as set forth in the Comment Letter, the Company sets forth below the language contained in the Company’s Form 10-Q filed November 19, 2008 (the “Original 10-Q Filing”).

We performed an evaluation under the supervision and with the participation of our management, including our chief executive and chief financial officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d45(e) under the Securities Exchange Act of 1934, as amended) as of September 30, 2008. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports. Following the evaluation described above, our management, including our chief executive and chief financial officer, concluded that based on the evaluation, our disclosure controls and procedures were effective as of September 30, 2008.

 The Company believes that the disclosure requested by the Staff is contained in the Original 10-Q Filing and comports with the requirements of Item 307 of Regulation S-K. If the Company is incorrect, please assist us by identifying the inadequacies in the Company's disclosure, and we will amend the Form 10-Q to comport with the staff's guidance.

8.  The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Elliot Maza at 212-448-9300 with any questions or further comments you may have regarding this filing or if you wish to discuss the responses above.

Sincerely,

INTELLECT NEUROSCIENCES, INC.

/s/ Elliot Maza

Elliot Maza
President and Chief Financial Officer

Attachment A

Conformed copy of the Company’s amended report on Form 10-KSB/A filed on the date hereof to amend its Form 10-KSB filed November 6, 2008 and amended by a Form 10-KSB/A filed November 7, 2008

[See attached.]

Exhibit A

Gain on Derivative Instruments

	Derivative Liability Balance June 30, 2007	(Gain)/Loss recorded for quarter ending Sept 30, 2007	(Gain)/Loss recorded for quarter ending Dec 31, 2007	(Gain)/Loss recorded for quarter ending Mar 31, 2008	(Gain)/Loss recorded for quarter ending June 30, 2008	Initial Valuation of New Warrants Issued During the Year	Total Derivative Liability Balance June 30, 2008	Warrant Liability June 30, 2008	Pref Stock Liability June 30, 2008

Note Warrant Liability	14,423,756	(14,001,445)	(826,193)	(148,648)	572,764	1,383,529	1,403,763
Preferred Stock Warrant Liability	7,349,311	(6,525,555)	(402,800)	(71,545)	248,383	-	597,794	2,001,557
Preferred Stock liability	14,927,546	(12,309,439)	(872,688)	(91,861)	780,825	-	2,434,383		2,434,383

Total Derivative Liability	36,700,613	(32,836,439)	(2,101,681)	(312,054)	1,601,972	1,383,529	4,435,940	2,001,557	2,434,383

Quarterly Change in Derivative Liabilities		(32,836,439)	(2,101,681)	(312,054)	1,601,972		(33,648,202)
							Change for the Year
Cumualtive Change in Derivative Liability	23,242,752	(9,593,687)	(11,695,368)	(12,007,422)	(10,405,450)

Stock price for Black Scholes calculation	3.25	0.57	0.38	0.36	0.53

Summary Reconciliation

Deivative Liability Balance - June 30, 2007	$36,700,613
Valuation of new Warrants issued during the year	1,383,529
Changes in derivative liability during the year	(33,648,202)
Deivative Liability Balance - June 30, 2008	$4,435,940